March 11, 2009	Mark C. Amorosi
D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Certain Comments on Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on February 17, 2009 concerning Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2008, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

Please explain the basis upon which the Portfolios will be structured as funds-of-funds in compliance with the applicable sections and rules under the Investment Company Act of 1940, as amended (“1940 Act”).

The Portfolios will be structured as funds-of-funds in compliance with Section 12(d)(1)(G) of the 1940 Act and the rules thereunder. The Portfolios reserve the right to rely on any other exemption available under the 1940 Act and rules thereunder and any other relevant SEC or SEC staff interpretation.

Sonny Oh

March 11, 2009

PROSPECTUS

1.	General

Please switch the order of “More About Investment Strategies & Risks” and “Fees and Expenses of the AXA Strategic Allocation Series Portfolios” in accordance with General Instruction C.3(a) of Form N-1A. Please make corresponding change in Table of Contents.

The Trust has made the requested changes.

2.	Fees and Expenses of the AXA Strategic Allocation Series Portfolios

(a)

After the second sentence of the preamble to the annual portfolio operating expense table on page 22, please add a statement that if Contract-related fees and expenses were reflected, overall fees and expenses would be higher.

The Trust has made the requested change.

	(b)	Please modify the last sentence to the preamble to the annual portfolio operating expense table on page 22 to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

	(c)	Please clarify the third bullet point under “Example” on page 23.

The Trust has made the requested change.

(d)

In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods. The statement is misleading because many contracts impose a contingent deferred sales charge at the end of one and three years.

The Trust has not made the requested change. The relevant statement is intended to be responsive to Instruction 4(f) of Item 3 and to reflect that there are no sales or other charges imposed on redemptions of shares of the Trust. The Trust notes that, directly following this statement, it discloses that the Example does not reflect Contract-related fees and expenses.

Sonny Oh

March 11, 2009

STATEMENT OF ADDITIONAL INFORMATION

1.	Investment Management and Other Services

Please revise and reconcile the second paragraph on page 15 with the fee table on page 22 of the Prospectus (i.e. clarify whether there is an expense limitation in place for the Portfolios).

The Trust has added disclosure to the Prospectus to clarify that the Portfolios are subject to an Expense Limitation Agreement.

*       *       *       *       *

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP